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                                                                     Exhibit 8.1



                        Opinion of Debevoise & Plimpton
                  Concerning Certain Federal Income Tax Matters
                  ---------------------------------------------



                      [Letterhead of Debevoise & Plimpton]






                                                              January 20, 1998


MCM Group, Inc.
c/o McCarthy, Crisanti & Maffei, Inc.
One Chase Manhattan Plaza
New York, New York  10005

            Material Federal Income Tax Consequences of
            Receipt, Ownership and Disposition of Units of Capital Representing Limited Liability Company Interests in Global Decisions Group LLC Issuable in Connection with Merger of GDG Merger Corporation with and into MCM Group, Inc.
            ------------------------------------------------

To Those Concerned:

         We have acted as special counsel to MCM Group, Inc., a Delaware corporation ("MGI"), and each of Global Decisions Group LLC, a Delaware limited liability company (the "Parent"), and GDG Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of the Parent ("Sub"), in connection with (I) the proposed acquisition by the Parent of all of the outstanding shares of capital stock of MGI through a merger (the "Merger") of Sub with and into MGI pursuant to a Plan of Merger and Exchange Agreement, dated as of August 1, 1997, as amended as of the date hereof (as so amended, the "Merger Agreement"), by and among MGI, the Parent, Sub, certain individuals and entities named


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MCM Group, Inc.                        2                        January 20, 1998


therein and The Goldman Sachs Group, L.P., and (II) certain other proposed transactions contemplated by the Merger Agreement, including the adoption, upon the closing of the Merger and the other transactions contemplated by the Merger Agreement, of an Amended and Restated Limited Liability Company Agreement of the Parent substantially in the form of Exhibit I to the Merger Agreement (as so amended and restated, the "LLC Agreement").

         In so acting, we have participated in the preparation of the Merger Agreement and the LLC Agreement, and in the preparation and filing with the Securities and Exchange Commission of a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (Registration No. 333-34477), relating to the proposed issuance of units of capital representing limited liability company interests in the Parent issuable in connection with the Merger (as amended as of the date hereof, the "Registration Statement," all capitalized terms used herein without definition having the meanings set forth in the Registration Statement).

         In connection with the preparation and filing of the Registration Statement, you have requested that we render an opinion to you as to the material United States federal income tax consequences of the receipt of Units in exchange for MGI Common Stock pursuant to the Merger (or the receipt of cash by holders of MGI Common Stock exercising appraisal rights) and the ownership and disposition of such Units by holders of MGI Common Stock who receive Units pursuant to the Merger (the "MGI Unitholders").

         In rendering the opinion set forth below, we have examined and relied upon the representations and warranties as to factual matters contained in the documents referred to above or made pursuant thereto. We have also examined and relied upon originals, or copies certified or otherwise identified to our satisfaction, of such other documents, records, certificates and other instruments as in our judgment are necessary or appropriate to enable us to render such opinion. The opinion set forth below is based in part upon facts described in the Registration Statement, upon facts that you and the Parent have represented to us, and upon certain factual assumptions set forth herein. In particular, we have assumed that the Parent will be operated at



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MCM Group, Inc.                        3                        January 20, 1998



all times in accordance with the Delaware Limited Liability Company Act
(6 DEL. C. parag. 18-101 ET SEQ.) and with the provisions of the LLC Agreement. We have not, however, undertaken any independent investigation of any factual matters set forth in any of the foregoing. Any alteration of such factual matters could adversely affect our opinion.

         The authorities on which this opinion is based are subject to various interpretations, and there can be no assurance that the Internal Revenue Service (the "IRS") will not challenge the conclusions set forth herein or that a court would sustain such conclusions if challenged by the IRS.

         This opinion is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations promulgated thereunder (the "Treasury Regulations") and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis.

         We express no opinion as to the tax consequences to any holders of Units other than the MGI Unitholders. The tax treatment of a particular holder of MGI Common Stock may vary depending on the holder's particular circumstances. This opinion is based on principles of general applicability, and does not purport to address all the tax consequences that may be relevant to a particular holder or to holders who may be subject to special tax treatment (such as those who received their MGI Common Stock in connection with the performance of services, banks and other financial institutions, real estate investment trusts, regulated investment companies, insurance companies, tax-exempt organizations, dealers in securities, foreign corporations, foreign partnerships, other foreign entities and individuals who are not citizens or residents of the United States). In addition, we express no opinion as to the tax laws of any state, local or foreign government that may be applicable to a particular holder of MGI Common Stock.

         Subject to the foregoing and to the qualifications, limitations and exceptions set forth herein, and assuming that the Merger and other transactions contemplated by the Merger Agreement are consummated in accordance with





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MCM Group, Inc.                        4                        January 20, 1998



the terms thereof and as described in the Registration Statement, we are of the opinion that the material United States federal income tax consequences of the receipt of Units in exchange for MGI Common Stock pursuant to the Merger (or the receipt of cash by holders of MGI Common Stock exercising appraisal rights) and the ownership and disposition of such Units by the MGI Unitholders are as follows:

CLASSIFICATION OF THE PARENT

         Under the provisions of the LLC Agreement, the Parent will not elect to be treated as an association taxable as a corporation for federal income tax purposes. Accordingly, the Parent will be classified as a partnership for federal income tax purposes unless it is a "publicly traded partnership." We note that the LLC Agreement contains certain restrictions on transfers of Units and other limitations that are applicable until the IPO Date, which are designed to prevent the Parent's being treated as a publicly traded partnership. Because determination of "publicly traded partnership" status will depend in large part upon facts existing in the future, there can be no assurance that such characterization will not occur, and we cannot provide an opinion on this issue. If the Parent were treated as a publicly traded partnership, it would be classified as an association taxable as a corporation, rather than as a partnership, for federal income tax purposes.

         This opinion is based generally on the assumption that the Parent will be classified as a partnership for federal income tax purposes. See below under the heading "Ownership of Units--If the Parent Were Classified as an Association Taxable as a Corporation" for a discussion of certain federal income tax consequences of the Parent's being classified as an association taxable as a corporation for federal income tax purposes.

RECEIPT OF UNITS IN EXCHANGE FOR MGI COMMON STOCK

         We understand that Sub was formed for the sole purpose of effectuating the Parent's acquisition of all of the outstanding MGI Common Stock and has conducted no activities other than those required for the Merger. Accordingly, the existence of Sub should be disregarded for





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MCM Group, Inc.                        5                        January 20, 1998



federal income tax purposes, and the Parent should be treated as acquiring all of the outstanding MGI Common Stock directly from the MGI Unitholders in exchange for Units.

         Assuming that the existence of Sub is so disregarded, the conversion of MGI Common Stock into Units, and the conversion of common stock of Sub into common stock of the surviving corporation, in each case pursuant to the Merger, will be treated as a contribution of such MGI Common Stock by the MGI Unitholders to the Parent in exchange for such Units.

         Accordingly, for federal income tax purposes, in general, an MGI Unitholder will not recognize gain or loss upon the receipt of Units in exchange for MGI Common Stock pursuant to the Merger (the "Merger Exchange"). If, however, any MGI Unitholder were to receive a related direct or indirect transfer of cash or other property from the Parent, the Merger Exchange and such transfer could be recharacterized as a taxable sale or exchange of the holder's MGI Common Stock under section 707(a)(2)(B) of the Code. Because the determination of whether there has been such a related direct or indirect transfer will depend in large part upon facts existing in the future, there can be no assurance that such a transfer will not occur, and we cannot provide an opinion on this issue.

         If an MGI Unitholder does not recognize any gain or loss for federal income tax purposes upon the receipt of Units in exchange for MGI Common Stock pursuant to the Merger Exchange, the initial tax basis of such Units will be equal to the holder's adjusted tax basis in such MGI Common Stock at the time of the Merger Exchange. See below under the heading "Ownership of Units--Adjusted Tax Basis of Units" for a discussion of adjustments to the tax basis of Units. If such MGI Common Stock is a capital asset in the hands of the holder at the time of the Merger Exchange, the holding period for such Units will include the holder's holding period for such MGI Common Stock.

RECEIPT OF CASH BY HOLDERS EXERCISING APPRAISAL RIGHTS

                        For federal income tax purposes, any holder of MGI Common Stock who exercises appraisal rights under the DGCL and receives cash equal to the fair value of such MGI Common





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MCM Group, Inc.                        6                        January 20, 1998



Stock from the surviving corporation of the Merger will be treated as having had such MGI Common Stock redeemed by the issuer of such stock. If the holder exercises or causes to be exercised appraisal rights for all of the MGI Common Stock actually and constructively owned, the holder will be treated as having sold MGI Common Stock in exchange for the cash received. If the holder exercises or causes to be exercised appraisal rights for only a part of the MGI Common Stock actually and constructively owned, the holder will be treated either as having sold MGI Common Stock in exchange for the cash received or as having received the cash as a distribution possibly taxable as a dividend, depending on whether or not the holder meets certain requirements set forth in section 302 of the Code.

OWNERSHIP OF UNITS

     ALLOCATION OF THE PARENT'S INCOME, GAIN, LOSS, DEDUCTION AND CREDIT

         If the Parent is classified as a partnership for federal income tax purposes (as discussed above under the heading "Classification of the Parent"), the Parent will not be subject to federal income tax. Instead, each MGI Unitholder will be required to take into account, in computing the holder's own taxable income, the holder's distributive share of the Parent's items of income, gain, loss, deduction and credit for each of the Parent's taxable years that end within or with the taxable year of the holder. The character of such items of income, gain, loss, deduction and credit in the hands of each MGI Unitholder will be determined as if each such item were realized directly from the source from which realized by the Parent or incurred in the same manner as incurred by the Parent.

         We note that, in any given taxable year, an MGI Unitholder's distributive share of the Parent's income and gains net of the holder's distributive share of the Parent's losses and deductions could exceed the amount of cash or other property, if any, distributed to the holder during such taxable year. Accordingly, an MGI Unitholder could be required to pay federal income tax on amounts not actually distributed.






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MCM Group, Inc.                        7                        January 20, 1998



         Each MGI Unitholder's distributive share of the Parent's items of income, gain, loss, deduction and credit for federal income tax purposes will generally be determined in accordance with the provisions of the LLC Agreement. The LLC Agreement provides that, except for items with respect to any property contributed to the capital of the Parent by a holder of Units, such items will be allocated, to the extent permitted under the Code and the Treasury Regulations, among the holders of Units in accordance with the respective number of Units owned (and, in the case of items arising out of certain sales or other dispositions with respect to which certain holders may be treated as owning Contingent Units, the number of Contingent Units deemed owned). Under section 706(d) of the Code, if in any taxable year there is a change in any MGI Unitholder's number of Units owned, the holder's distributive share must take into account the varying numbers of Units held by each holder of Units during such taxable year.

         The LLC Agreement provides that, in accordance with section 704(c) of the Code and the Treasury Regulations, items of income, gain, loss, deduction and credit with respect to any property contributed to the capital of the Parent by a holder of Units (which would include the MGI Common Stock received pursuant to the Merger Exchange) will be allocated, for federal income tax purposes, among the holders of Units so as to take into account any variation between the holder's adjusted tax basis in such property at the time of its contribution and its initial book value as reflected on the books and records of the Parent. (See also the discussion below under the heading "Ownership of Units--Distributions by the Parent".) The LLC Agreement sets forth the method for allocating such items among the holders of Units. The LLC Agreement further provides that the initial book value of the MGI Common Stock received by the Parent pursuant to the Merger will be equal to the number of Units received in exchange therefor multiplied by the value per Unit as of the date of the Merger.

         Because determination of such allocations will depend in large part upon facts existing in the future, there can be no assurance that the allocations of the Parent's items of income, gain, loss, deduction and credit provided for under the LLC Agreement will be respected under




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MCM Group, Inc.                        8                        January 20, 1998



the Code and the Treasury Regulations, and we cannot provide an opinion on this issue.

         The LLC Agreement provides that the Parent will use its reasonable best efforts to send, no later than 60 days after the end of each taxable year, to each person who held Units at any time during such taxable year, a schedule showing such person's distributive share of the Parent's items of income, gain, loss, deduction and credit and such additional information as may be necessary for the filing of such person's federal income tax return, including the Schedule K-1 for such person filed with the IRS with the Parent's federal income tax return. Under section 6222 of the Code, each MGI Unitholder will be required to treat each such item in a manner that is consistent with the treatment of such item on the Parent's return or to file with the holder's own federal income tax return a statement identifying each inconsistency.

         Under section 704(d) of the Code, an MGI Unitholder's distributive share of any loss of the Parent will be allowed as a deduction only to the extent of the adjusted tax basis of the holder's Units at the end of the Parent's taxable year in which the loss occurred (see below under the heading "Ownership of Units--Adjusted Tax Basis of Units"). Any excess of such loss over such basis will be carried over and allowed as a deduction when the holder has sufficient basis to deduct such excess.

     DISTRIBUTIONS BY THE PARENT

         In general, if the Parent is classified as a partnership for federal income tax purposes (as discussed above under the heading "Classification of the Parent"), an MGI Unitholder who receives a distribution from the Parent will not recognize gain upon the distribution, except to the extent that the sum of any cash distributed and any decrease in the holder's share of the Parent's liabilities under section 752 of the Code exceeds the adjusted tax basis of the holder's Units immediately before the distribution (see below under the heading "Ownership of Units--Adjusted Tax Basis of Units"). Under certain circumstances, the distribution of "marketable securities" is treated as a distribution of cash under section 731(c) of the Code. An MGI Unitholder who receives a distribution from the Parent will



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MCM Group, Inc.                        9                        January 20, 1998



not recognize loss upon the distribution, except that upon a distribution in complete redemption of the holder's Units where no property other than cash, unrealized receivables and inventory (within the meaning of section 751 of the Code) is distributed to the holder, the holder will recognize loss to the extent of the excess of the adjusted tax basis of the holder's Units immediately before the distribution over the sum of any cash distributed, any decrease in the holder's share of the Parent's liabilities under section 752 of the Code and the adjusted tax basis of any unrealized receivables and any inventory distributed. Any gain or loss recognized will be treated as gain or loss from the sale or exchange of the holder's Units (see below under the heading "Disposition of Units").

         Certain exceptions to the general rule that an MGI Unitholder will not recognize gain or loss upon a distribution from the Parent exist. If a holder were to perform services for the Parent or transfer property to the Parent, and if the distribution were treated as directly or indirectly related to such performance of services or such transfer of property, then the amount distributed could be recharacterized as having been paid as compensation for such services or in exchange for such property under section 707(a)(2)(A) of the Code.

         In addition, if a holder contributes any property to the capital of the Parent (which would include the MGI Common Stock received pursuant to the Merger Exchange), and the holder's adjusted tax basis in such property at the time of its contribution is not equal to its initial book value as reflected on the books and records of the Parent (as discussed above under the heading "Ownership of Units--Allocation of the Parent's Income, Gain, Loss, Deduction and Credit"), then (I) under section 704(c)(1)(B) of the Code, the holder may recognize gain or loss if the Parent distributes the contributed property to one or more other holders of Units within seven years of the date of contribution, and (II) under section 737 of the Code, the holder may recognize gain (but not loss) if the Parent distributes other property to the holder within seven years of the date of contribution.





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MCM Group, Inc.                       10                        January 20, 1998



     ADJUSTED TAX BASIS OF UNITS

         If the Parent is classified as a partnership for federal income tax purposes (as discussed above under the heading "Classification of the Parent"), the adjusted tax basis of the Units in the hands of an MGI Unitholder will equal the initial tax basis of such Units (as discussed above under the heading "Receipt of Units in Exchange for MGI Common Stock"), (I) increased by any additional cash or the adjusted tax basis of any additional property contributed to the Parent by the holder (including any increase in the holder's share of the Parent's liabilities under section 752 of the Code) and the sum of the holder's distributive share of the Parent's income and gains and any income of the Parent that is exempt from tax, and (II) decreased by any distributions made to the holder by the Parent (including any decrease in the holder's share of the Parent's liabilities under section 752 of the Code, except for any such decrease occurring in connection with the disposition of Units) and the sum of the holder's distributive share of the Parent's losses and deductions and any expenditures of the Parent that are neither deductible nor properly capitalizable.

     IF THE PARENT WERE CLASSIFIED AS AN ASSOCIATION TAXABLE AS A CORPORATION

         If the Parent were classified as an association taxable as a corporation for federal income tax purposes (as discussed above under the heading "Classification of the Parent"), the Parent would be subject to federal income tax at the rates applicable to corporations. As a result, the Parent's items of income, gain, loss, deduction and credit would be reflected only on its own tax return. The MGI Unitholders would not be required to take such items into account in computing the holders' own taxable income, and neither such items nor the liabilities of the Parent would affect the tax basis of the Units. Instead, the holders of Units would be taxable in the same manner as shareholders of a corporation. In general, an MGI Unitholder receiving a distribution from the Parent would recognize ordinary dividend income to the extent of the Parent's current and accumulated earnings and profits. Distributions in excess of the Parent's current and accumulated earnings and profits would first be treated as a nontaxable return of capital to



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MCM Group, Inc.                       11                        January 20, 1998



the extent of the adjusted tax basis of the holder's Units and then as gain from the sale or exchange of the Units. We note that the imposition of tax on the Parent would reduce the amount of distributions that could be made to the holders of Units.

DISPOSITION OF UNITS

         An MGI Unitholder will recognize gain or loss on the sale or exchange of Units equal to the difference between the amount realized (which will include any decrease in the holder's share of the Parent's liabilities under section 752 of the Code if the Parent is classified as a partnership for federal income tax purposes (as discussed above under the heading "Classification of the Parent")) and the adjusted tax basis of the holder's Units disposed of. See also the discussion above under the headings "Ownership of Units--Adjusted Tax Basis of Units" and "--If the Parent Were Classified as an Association Taxable as a Corporation".

         If the Units are a capital asset in the hands of the holder at the time of the sale or exchange, the gain or loss will be treated as capital gain or loss, except, if the Parent is classified as a partnership for federal income tax purposes (as discussed above under the heading "Classification of the Parent"), to the extent attributable to unrealized receivables or inventory of the Parent, within the meaning of section 751 of the Code. Such capital gain or loss will be treated as long-term capital gain or loss if the holding period for such Units is more than one year. In the case of a holder who is an individual, the rate of tax applicable to any such gain will be reduced if the holding period for such Units is more than 18 months.


                                    * * * * *

         This opinion is expressly limited to the matters set forth above, and we express no opinion, whether by implication or otherwise, as to any other matters.

         This opinion is based on the relevant law in effect (or, in the case of proposed Treasury Regulations, proposed) and the relevant facts that exist as of the date hereof, and we disclaim any undertaking to advise you, the




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MCM Group, Inc.                       12                      January 20, 1998



Parent or any other person of any changes in applicable law that may occur after the date hereof, or of any facts, circumstances, events or developments that hereafter may be brought to our attention that could alter, affect or modify this opinion.

         We are delivering this opinion to you in connection with the preparation and filing of the Registration Statement. This opinion is solely for your benefit and for the benefit of the Parent, and, without our prior written consent, no person other than you and the Parent is entitled to rely on this opinion, and this opinion may not be furnished, in whole or in part, to any other person except as provided in the last paragraph hereof.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Information Statement/Prospectus that constitutes a part of the Registration Statement, under the headings "The Merger and the Exchange--Federal Income Tax Considerations" and "Legal Matters". In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under section 7 of the Securities Act of 1933, as amended, or the Rules and Regulations of the Securities and Exchange Commission promulgated thereunder.



                                          Very truly yours,


                                          /s/ DEBEVOISE & PLIMPTON